Exhibit 99.3

Unless stated to the contrary, capitalized terms used herein shall bear the same meaning as those defined in the prospectus supplement filed by Sibanye Gold Limited (“Sibanye”) with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2017 (the “Prospectus Supplement”). Please note that the offer referenced in this letter is being made in the United States pursuant to Sibanye’s prospectus, dated April 17, 2017, as supplemented by Sibanye’s Prospectus Supplement dated May 18, 2017 (together, the “Prospectus”).

A copy of the Prospectus will not be delivered to you or holders of ADSs unless you or they specifically request it. The Prospectus is available online on Sibanye’s website at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer. The Prospectus may also be obtained by visiting the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system of the SEC at the website www.sec.gov/edgar.shtml. Pursuant to Rule 173 of the Securities Act of 1933 holders of ADS Rights are deemed to have access to the Prospectus. If holders of ADS Rights would like to request that a copy of the Prospectus be mailed to them or for additional copies of the enclosed materials, they may call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free from the United States and Canada) or (212) 929-5500 (collect from outside the United States and Canada) between the hours of 9:00 a.m. (New York City time) and 9:00 p.m. (New York City time), Monday through Friday, or e-mail rightsoffer@mackenziepartners.com.

Rights Offer

of

Sibanye Gold Limited

To:                                                     Brokers, Dealers, Commercial Banks, Trust Companies and Other Securities Intermediaries which are holders of American depositary shares representing ordinary shares of Sibanye Gold Limited

From:                                       Sibanye Gold Limited

Re:                                                     Rights Offer of Sibanye Gold Limited

This letter is being distributed to you in connection with a rights offer (the “Rights Offer”) by Sibanye, a South African domiciled mining company. Each holder of record of American depositary shares (“ADSs”) as of 5:00 p.m. on May 23, 2017 (the “Record Date”) is entitled to receive 9 transferable ADS rights (“ADS Rights”) for every 7 ADSs held on the Record Date. One ADS Right will entitle its holder to subscribe for one newly issued ADS (“New ADS”) at a subscription price of U.S.$3.43 per ADS, as described in the Prospectus. Fractions of ADS Rights will not be issued and may not be exercised. The ADS Rights are transferable and are expected to be traded on The New York Stock Exchange under the ticker symbol “SBGL RT” during the period from May 18, 2017 to May 31, 2017.

In order to exercise ADS Rights, holders must deposit U.S.$3.48 (the “Deposit Amount”) for each New ADS subscribed for, which is the ADS subscription price plus the ADS Depositary’s issuance fee of U.S.$0.05 per New ADS. In addition, each holder of ADS Rights may offer to subscribe for additional ADSs in excess of the number of ADSs that such holder/s entitled to purchase. Following the expiration of the subscription period in connection with the ordinary shares rights offer, to the extent unsubscribed ordinary shares are reoffered to the Depositary as a result of unexercised ordinary share rights, each holder of ADS Rights will be allocated additional New ADSs in proportion to the number of additional ADSs for which such holder offered to subscribe. Reference should be made to the Prospectus for a complete description of the Rights Offer.

Any ADS Rights not exercised in accordance with the procedures laid down for acceptance and payment will be deemed to have been declined and will lapse and you will not be entitled to any payment under the terms of the Rights Offer.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1

(1)                      A letter that may be sent to each client for whose account you hold ADSs, with a link to the Sibanye website for access to the Prospectus; and

(2)                      A beneficial holder election form that you may send to your clients for them to use to exercise ADS Rights you hold on their behalf.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs.

Subscription for New ADSs is irrevocable upon subscription and may not be cancelled or modified after such subscription.

We urge you to contact your clients as promptly as possible. In order for your clients to exercise their ADS Rights, the Rights Agent must receive appropriate instructions no later than 5:00 p.m. (New York City time) on June 6, 2017. If you fail to submit appropriate instructions to the Rights Agent on behalf of your clients by such time their ADS Rights will be deemed to have been declined and will lapse.

Sibanye will not pay any fees or commissions to any broker, dealer or other person other than the joint global coordinators of the Rights Offer for soliciting subscriptions pursuant to the Rights Offer.

Nothing contained herein or in the enclosed documents shall make you or any other person the agent of Sibanye or the Rights Agent or any agent or affiliate of either of them, or authorize you or any other persons to make any statement or use any document on behalf of any of them in connection with the Rights Offer other than the enclosed documents, the Prospectus and the statements contained therein.